Exhibit 99.1

Lorus Therapeutics Provides Corporate Update

TORONTO, CANADA, November 30, 2011 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Corporation”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today provided a corporate update.

ANNUAL AND SPECIAL MEETING RESULTS
Lorus held the Annual and Special Meeting of its shareholders (the “Meeting”) on Tuesday, November 29, 2011.

At the Meeting, Lorus shareholders:

1.
elected Herbert Abramson, Dr. Denis Burger, Dr. Mark D. Vincent, Warren Whitehead, Dr. Jim A. Wright and  Dr. Aiping Young as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed;

2.	appointed KPMG LLP as auditors of the Corporation for the ensuing year and authorized the directors to fix the remuneration to be paid to the auditors;

3.	approved the unallocated options, rights and other entitlements under the security based compensation plans of the Corporation; and

4.
passed a resolution approving amendments to the terms of certain outstanding common share purchase warrants of the Corporation (the “November 2010 Warrants”) that were issued as part of the rights offering of the Corporation completed in November 2010.

Further to the Meeting, the Corporation will amend the exercise price of the November 2010 Warrants from $1.33 to $0.28 which represents the 5-day volume weighted average trading price of the common shares of the Corporation on the Toronto Stock Exchange (the “TSX”) on the date of the approval of the shareholders to such amendment at the Meeting, plus a 10% premium.

The November 2010 Warrants are governed by a warrant indenture entered into between Lorus and Computershare Trust Company of Canada (“Computershare”) dated October 4, 2010, as supplemented by a first supplemental indenture dated October 18, 2010 (collectively, the “Warrant Indenture”) available on SEDAR at www.sedar.com. Lorus will enter into a second supplemental indenture with Computershare to provide for the reduction of the exercise price, a copy of which will be filed on SEDAR.  All other material terms of the Warrant Indenture will remain unchanged.

Non-registered holders of the November 2010 Warrants, whose warrants are registered in the name of a brokerage firm, bank or trust company or other intermediary through which they purchased the November 2010 Warrants should contact their intermediary holding those November 2010 Warrants for instructions on how to exercise their warrants in accordance with the procedure set forth in the Warrant Indenture.

Please refer to the Corporation’s Management Information Circular available on our website www.lorusthera.com or at www.sedar.com for more details on the matters to be covered at the Meeting.

In addition, after the Meeting, the board of directors voted to appoint Dr. Jim A. Wright as Chairman of the Board.  Dr. Wright, a former CEO of Lorus and a member of the Board of Directors since 1999 will, as part of his role as Chairman, assist the Company in investor and public relations activities. The Board thanked the previous Chairman, Dr. Denis Burger for his valuable service during his four-year tenure. Dr. Burger will remain as a member of the Board of Directors.

A copy of the presentation provided to shareholders at the Meeting is available on Lorus’ website at www.lorusthera.com.

FINANCING UPDATE
As previously announced, a Director of the Corporation Mr. Abramson, has provided the Corporation with a Commitment Letter whereby Mr. Abramson agreed that should Lorus be unable to secure financing from other sources prior to November 30, 2011 he would provide $1.8 million to Lorus by way of equity investment or promissory note.

The Corporation and Mr. Abramson have agreed to a grid promissory note in the amount of $1.8 million.  The Corporation will be able to draw funds on this promissory note on an ‘as needed’ basis.  The Corporation believes this is beneficial to the Corporation, as it will save on interest expense until the funds are needed.

The grid note bears interest at 10%, will not exceed $300,000 in any calendar month and will be due on November 28, 2012.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to continue as a going concern, the ability to find future financing, our plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue to operate as a going concern; our ability to obtain the substantial capital required to fund research and operations; further equity financing may substantially dilute the interests of our shareholders; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors” in our annual information form for the fiscal year ended May 31, 2011.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form dated August 26, 2011 for the fiscal year ended May 31, 2011 underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Enquiries:

For further information, please contact:

Elizabeth Williams, 416-798-1200 ext. 372; ewilliams@lorusthera.com